UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Talend S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person FPCI ETI 2020

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance Investissement S.A.S.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person (See Instructions) OO

Item 1 (a)	Name of Issuer Talend S.A.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 9, rue Pages 92150 Suresnes FRANCE

Item 2 (a)

Name of Person Filing:
(i)            Bpifrance Participations S.A.

(ii)           FPCI ETI 2020

(iii)          Bpifrance Investissement S.A.S.

(iv)          Caisse des Dépôts et Consignations (“CDC”)

(v)           EPIC Bpifrance (“EPIC”)

(vi)          Bpifrance S.A.

Item 2 (b)

Address of Principal Business Office:
(i) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(ii)  27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iv) 56, rue de Lille

75007 Paris

France

(v) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(vi) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c)	Citizenship: France
Item 2 (d)	Title of Class of Securities: Ordinary Shares, nominal value €0.08 per share (“Ordinary Shares”)
Item 2 (e)	CUSIP Number: 874224207 (American Depositary Shares, each representing one Ordinary Share)

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
Not applicable.

Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Ownership is stated as of August 26, 2020 and the ownership percentages are based on 31,537,857 ordinary shares outstanding as of July 31, 2020, as disclosed by Talend S.A. in its Form 10-Q for the quarterly period ended June 30, 2020, filed on August 10, 2020.

Bpifrance Participations S.A. is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds. Bpifrance Participations S.A. is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC, a French special public entity (établissement special) and EPIC, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. FPCI ETI 2020 is managed by Bpifrance Investissement S.A.S. a French management company (société de gestion), and Bpifrance Investissement S.A.S. is a wholly-owned, indirect subsidiary of Bpifrance Participations S.A. FPCI ETI 2020, is an investment fund subject to French law, whose main purpose is to make equity investment in mid and large cap companies.

On July 1, 2020, FPCI ETI 2020 filed a Form 144 and sold 30,000 ordinary shares.  Pursuant to that certain Securities Purchase Agreement, dated as of August 14, 2020 (the “Securities Purchase Agreement”), by and among TCV X, L.P., a Cayman Islands exempted limited partnership, TCV X (A) Blocker, L.P., a Cayman Islands exempted limited partnership, TCV X (B), L.P., a Cayman Islands exempted limited partnership, and TCV X Member Fund, L.P., a Cayman Islands exempted limited partnership (each, an “Acquiror”, and together, the “Acquirors”) and FPCI ETI 2020, the Acquirors purchased from FPCI ETI 2020 an aggregate of 1,560,000 ordinary shares.  The transaction contemplated by the Securities Purchase Agreement closed on August 19, 2020.  From August 24, 2020 to August 26, 2020, FPCI ETI 2020 sold the rest of the ordinary shares it held in a series of transactions.  As of August 26, 2020, the Reporting Persons no longer hold any ordinary shares of the Issuer

Item 5	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020	Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

FPCI ETI 2020

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

Bpifrance Investissement S.A.S.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

Caisse des Dépôts

	By:	/s/ Eric Flammarion
	Name:	Eric Flammarion
	Title:	Head of Financial Investment Division

Epic Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations

Bpifrance S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Shareholdings and Privatizations